Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

CPR Wrap, Inc.
957 Lower Mill Road
Hixson, TN 37343
https://www.cprwrap.com

Up to $1,069,995.36 in Common Stock at $3.88
Minimum Target Amount: $9,998.76

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: CPR Wrap, Inc.
Address: 957 Lower Mill Road, Hixson, TN 37343
State of Incorporation: DE
Date Incorporated: January 18, 2019

Terms:

Equity

Offering Minimum: $9,998.76 | 2,577 shares of Common Stock
Offering Maximum: $1,069,995.36 | 275,772 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $3.88
Minimum Investment Amount (per investor): $248.32

Maximum Number of Shares offered subject to adjustment for bonus shares. See bonus info below.

Voting Rights of Securities Sold in this Offering

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives*

Early Bird:

Friends and Family - First 72 hours | 15% bonus shares

Super Early Bird - Next 72 hours | 10% bonus

Early Bird Bonus - Next 7 days | 5% bonus shares

Volume-Based:

CPRWrap First Aid Kit

Invest a minimum of $500 dollars and show the world you are CPR READY!

CPRWrap Swag-Pack

Invest a minimum of $1,000 dollars and receive the full CPRWrap swag pack. That's one t-shirt, one hat, and all 3 sizes of our CPRWrap Kits.

20 CPRWrap Kits/Free CPR Class

If you invest a minimum of $5,000 you get 20 CPRWrap Kits plus a free CPRWrap class you can take or gift to someone.

CPRWrap Kits/Free CPR Class/Dinner with the Founder

If you invest a minimum of $10,000 you get 20 CPRWrap Kits plus a free CPRWrap class you can take or gift to someone. A meet and greet dinner with the founder and the team plus 5% bonus shares

All perks occur when the offering is completed.

StartEngine OWNers' Bonus

CPR Wrap, Inc., will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $3.88 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $388. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

CPR Wrap, Inc. sells CPRWrap that is a simple-to-use product that addresses the problem of decreased intervention from the non-medical responder. It's small size, portability, and instructive features allows anyone, trained or untrained, to perform CPR until EMS arrives. A life-saving product in its simplest form. It does not require batteries and you don't need to be certified to use.

CPRWrap's patented, single-use template empowers, protects and guides any medical or non-medical responder during respiratory or cardiac emergencies that require CPR. CPRWrap has an attached one-way valve mouth barrier for rescue breathing, visual hand placements as a guide for proper chest compressions, and simple CPR instructions embossed atop the template. The user can place the template atop the victim and perform CPR until medical help arrives.

CPR Wrap Inc. is a B2B2C. We partner with CPR training facilities to offer our CPRWrap Kits to students post-CPR certification. We sell the wraps to the training facilities at $9 a unit with a 100 unit minimum. They absorb the cost of the wraps into the cost of their classes to give to students post-certification. These companies can train over 2-3K students a year resulting in $20,000 in revenue for CPRWrap per facility with the American Heart Association training over 1MM a year. As we continue to increase our visibility in that space, we intend to then start phasing in other markets such as schools, first aid kit manufacturers, hospitals, airlines, retail and licensing deals.

CPR Wrap, Inc. was initially organized as The CPR LifeWrap, LLC, a Tennessee limited liability company on Oct. 17, 2015 and converted to a Delaware corporation on Jan. 18, 2019.

Competitors and Industry

The global medical device market is currently estimated at $447.63 billion and is projected to reach $671.49 billion by 2027, with a CAGR of 5.2% (Source: Precedence Research). Our competitors are companies such as Medtronic, Johnson & Johnson, Abbott Laboratories, Siemens Healthineers, Becton Dickinson, Philips, Stryker, Roche, Boston Scientific, and General Electric.

These companies produce high-tech pneumatic devices such as the Thumper, Lucas, and battery-operated devices such as the CPR RSQ Assist, Res Q CPR. Some of these products incorporate voice commands with some even performing compressions automatically.

Current Stage and Roadmap

CPR Wrap, Inc. is currently in a growth stage as we increase revenue year over year. In 2020, we were able to be profitable as we showed constant growth with our client base in the U.S. and other countries.

We are working to grow CPRWrap as a trusted and globally used brand by strategically increasing product awareness in the marketplace. We are working with influencers, media outlets, and like-minded organizations as a value-added social impact product. To do this, we are partnering with large first aid kit and AED distribution companies to sell CPRWrap Kits within their sales funnels direct to consumer, in public and private sectors.

The Team

Officers and Directors

Name: Felicia Jackson

Felicia Jackson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO & President
  Dates of Service: October 17, 2015 - Present
  Responsibilities: My primary responsibly is to grow the value of the company, provide final decisions for high-level business changes, decide the overall business strategy and directions, and oversee future planning for operations. Felicia does not take a salary at this time but has agreed to take a salary of $70,000 after completion of fundraise. Felicia currently owns 51% of the company.

Other business experience in the past three years:

- **Employer:** CPRWrap, Inc
  Title: Chairman of the Board
  Dates of Service: October 17, 2015 - Present
  Responsibilities: Serves as the contact point for every board member on board issues. Sets goals and objectives for the board and ensures that they are met. Ensures that all board members are involved in committee activities; assigns committee chairs. Motivates board members to attend meetings.

Name: Jeremy Lee

Jeremy Lee's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: March 29, 2021 - Present
  Responsibilities: Works closely with the Board Chair and the CEO in planning the Board of Directors meetings. The Secretary of the Board shall be responsible for ensuring the creation and timely distribution of the agenda for Board meetings. Jeremy does not currently take a salary for this position.

Other business experience in the past three years:

- **Employer:** Global Product Sources
  Title: CEO
  Dates of Service: January 01, 2007 - Present
  Responsibilities: Oversees operation of GPS

Other business experience in the past three years:

- **Employer:** Uber Display
  Title: Owner/CEO
  Dates of Service: June 01, 2014 - Present
  Responsibilities: Oversees company operations.

Other business experience in the past three years:

- **Employer:** AG Lighting
  Title: Owner
  Dates of Service: July 01, 2017 - Present
  Responsibilities: Oversees company operations.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the medical device development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service

All of our current services are variants on one type of service, providing a CPR assistance product.

Minority Holder; Securities with Voting Rights

The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities

Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Felicia Jackson	516,667	Common Stock	51.0
Global Product Sources, LLC (Jeremy Lee is 50% owner and R. David Lee is 25% owner of GPS.)	253,534	Common Stock	25.0

The Company's Securities

The Company has authorized Common Stock, and Convertible Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 275,772 of Common Stock.

Common Stock

The amount of security authorized is 2,000,000 with a total of 773,246 outstanding.

Voting Rights

1 vote per share

Material Rights

The total amount outstanding includes 150,000 of shares to be issued pursuant to stock options, reserved but unissued.

Voting Rights of Securities Sold in this Offering

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Convertible Note

The security will convert into Common stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $419,361.00
Maturity Date: January 24, 2021
Interest Rate: 5.0%
Discount Rate: %
Valuation Cap: None
Conversion Trigger: The Notes are automatically convertible into common stock on the completion of an equity offering of $250,000 or more ("qualified financing"). The conversion price is the lesser of 80% of the price per share of stock received by the Company in a Qualified Financing or the price per share equal to the quotient of a pre-money valuation of $3,000,000 divided by the aggregate number of shares of the Company's common stock outstanding immediately prior to the initial closing of a Qualified Financing assuming full conversion or exercise of outstanding stock options and Notes.

Material Rights

There are no material rights associated with Convertible Note.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Convertible Note
  Final amount sold: $419,361.00
  Use of proceeds: Money was used to purchase inventory, rebranding, marketing, USPTO patent fees, liability, and CE Marking Fees, social media ads.
  Date: January 24, 2019
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 400,000
  Use of proceeds: N/A - Founder shares issued on formation
  Date: January 18, 2019
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $410,001.00

Number of Securities Sold: 154,913
Use of proceeds: Scaling production and distribution capabilities, legal compliance, and preparation for next large offering.
Date: March 29, 2021
Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $25,000.00
  Number of Securities Sold: 8,333
  Use of proceeds: staff payroll
  Date: April 26, 2021
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 150,000
  Use of proceeds: N/A - Creation of Option Pool
  Date: January 18, 2019
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2020, compared to the year ended December 31, 2019

Revenue

Revenue for the fiscal year 2020 was $37,368, an increase compared to the fiscal year 2019 revenue of $26,889, as a result of our strategic focus on D2C marketing with more focus on caregivers and CPR training facilities in the U.S. market and abroad. We believe that the increase in sales resulted from us increasing product awareness via our e-Commerce space.

We also saw an increase in international sales with Canada showing increased potential for distribution efforts for an exclusive partnership that covers Canada and Quebec. We believe that the U.S. is the most important market for us to demonstrate success D2C with international efforts partnering with distributors and manufacturers as channel partners via our B2B efforts.

Cost of Goods Sold

Cost of goods sold in fiscal year 2020 was $12,263, a decrease from costs of $15,312 in the fiscal year 2019. The reduction was largely due to an increase of a 90% margin direct-to-consumer sales, and onboarding of cost-efficient, recyclable materials largely due to our new manufacturer.

Gross Profit

Gross profit increased to $25,105 in fiscal year 2020 from $11,577 in fiscal year 2019 with a 90% gross margin percentile. This improved performance was caused by an increase in higher-margin direct-to-consumer sales and a decrease in lower-margin international sales.

Expenses

The Company's expenses consist of, among other things, marketing and sales expenses, fees for professional services, research and development expenses, and payroll. Expenses in 2020 decreased to $42,949 from $150,462 in 2019. Approximately $60,000 of this decrease was due to decreased compensation and benefits costs during the COVID-19 pandemic. The Company lost two valuable employees.

Historical results and cash flows:

The Company is currently in the growth stage and is revenue-generating. We are of the opinion the historical cash flows will be indicative of the revenue and cash flows expected for the future. Past cash was primarily generated through some sales, equity investments, and revenues from alternative services and government grants. Our goal is to produce a product that is mandated within the public and private sectors of companies globally as well as a value-added product used in every CPR training facility worldwide.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The Company does not have any substantial cash on hand or any lines of credit.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are needed to support the company's marketing initiatives, manufacturing of our bilingual CPRWrap Kits for Canada, Latin America, and the US, and the overall operations of the company.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 90% will be made up of funds raised from the crowdfunding campaign.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 18 months. This is based on a monthly burn rate of $27,700 for expenses related to salaries, inventory, marketing, and operations.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 2 years. This is based on a current monthly burn rate of $41,600 for expenses related to salaries, inventory, R&D, operations, marketing.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has not at this time, contemplated additional future sources of capital.

Indebtedness

- **Creditor:** Convertible Notes ($100,000 owed to Techstars & $319,361 owed to Scott Norman)
  Amount Owed: $419,361.00

Interest Rate: 5.0%

Maturity Date: January 24, 2021

During 2019, two promissory notes were issued for a total of $419,361 with 5% APRs and maturity dates in 2021. No convertible promissory notes were converted during the year ending December 31, 2020. The Notes are automatically convertible into common stock on the completion of an equity offering of $250,000 or more ("qualified financing"). The conversion price is the lesser of 80% of the price per share of stock received by the Company in a Qualified Financing or the price per share equal to the quotient of a pre-money valuation of $3,000,000 divided by the aggregate number of shares of the Company's common stock outstanding immediately prior to the initial closing of a Qualified Financing assuming full conversion or exercise of outstanding stock options and Notes.

- **Creditor:** Note Payable (Tennessee Valley Credit Union)
  Amount Owed: $35,679.00
  Interest Rate: 6.5%
  Maturity Date: October 31, 2021
  Contract note payable; interest at 6.5% per annum, maturing in October 2021, monthly payment of $1,590, collateralized by all Company assets.

- **Creditor:** Paycheck Protection Program Loan (via Pinnacle Bank)
  Amount Owed: $7,033.00
  Interest Rate: 1.0%
  Maturity Date: April 22, 2022
  In 2020, the Company received loan proceeds of $7,033 under the Paycheck Protection Program ("PPP"). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act, provides for loans to qualifying businesses for amounts up to 2.5 times the overage monthly payroll expenses of the qualifying business. The PPP Loan and accrued interest ore forgivable after twenty-four weeks, as long as the borrower uses the loon proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness will be reduced if the borrower terminates employees or reduces salaries during twenty-four-week period. The PPP Loan is evidenced by a promissory note, between the Company, as Borrower, and The Small Business Association., as Lender. The interest rate on the Note is l % per annum, with interest accruing on the unpaid principal balance computed on the basis of the actual number of days elapsed in a year of 360 days. No payments of principal or interest are due during the six-month period beginning on the date of the Note. As noted above, the principal and accrued interest under the Note evidencing the PPP Loan are forgivable after twenty-four weeks as long the Company has used the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness will be reduced if the Company terminates employees or reduces salaries during the twenty-four-week period. The Company used the proceeds for purposes consistent with the PPP loan. In order to obtain full or partial

forgiveness of the PPP Loan, the Company must request forgiveness and must provide satisfactory documentation in accordance with applicable Small Business Administration ("SBA") guidelines. Interest payable on the Note may be forgiven only if the SBA agrees to pay such interest on the forgiven principal amount of the Note. The Company will be obligated to repay any portion of the principal amount of the Note that is not forgiven, together with interest accrued and accruing thereon at the rote set forth above, until such unforgiven portion is paid in full. As of December 31, 2020, the Company believes that the PPP funds were used appropriately for all funds to be forgiven once the SBA processes the loan forgiveness application.

- **Creditor:** Felicia Jackson
  Amount Owed: $350,001.00
  Interest Rate: 0.62%
  Maturity Date: March 01, 2030
  In March 2021, the Company loaned a related party $350,001, secured by 516,667 shares of the Company's common stock in the Company. Minimum monthly payments of interest only ($181) are due monthly, with the remainder due at maturity.

Related Party Transactions

- **Name of Entity:** Felicia Jackson
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Felicia buying back equity her initial investor had.
  Material Terms: In March 2021, the Company loaned a related party $350,001, secured by 516,667 shares of the Company's common stock in the Company. The loan bears 0.62% interest. The principal and accrued interest is due in March 2030. Minimum monthly payments of interest only ($181) are due monthly, with the remainder due at maturity.

Valuation

Pre-Money Valuation: $3,000,194.48

Valuation Details:

The Company derived its valuation from multiple factors:

(i) In 2019, Techstars invested in the Company through a Convertible Note with a valuation cap of $3,000,000. (ii) CPRWrap has been awarded a utility patent for our device from the USPTO. (iii) The global medical devices market was valued at $612.7 billion in 2019, is projected grow at a CAGR of 5.4%, and is expected to reach $612.7 billion by 2025. (iv) The Company has acquired strategic investors such as GP Sources,

Andy Dunn (Bonobos). (v) The Company currently has over 3,000 leads in our pipeline. (vi) Currently, production costs for the product are 10% of the product's MSRP, which represents presents the possibility of acheiving profit margins of approximately 90%.

Because of the reasons discussed above, the Company is of the opinion that the pre-money valuation of $3,000,194.48 is reasonable.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed all outstanding options are exercised; and any shares reserved for issuance under a stock plan are issued. The Company set its valuation internally, without a formal-third party independent evaluation.

Use of Proceeds

If we raise the Target Offering Amount of $9,998.76 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  46.5%
  Create and integrate all paid media channels: Facebook, Instagram, Snapchat, TikTok, Google, YouTube, and other channels as budget increases. Connect each pixel and API from Shopify to each social channel and ensure accurately data is being passed between all. Create, manage and analyze advertising for all channels listed above. Create ad manager accounts on each platform. Build and manage audience architecture for both prospecting and remarketing audiences on each platform. Build and manage the creative ads assigned to each funnel on each platform. Analyze results daily to be able to pivot budget or creatives quickly. Create automated remarketing flows through email. Abandoned cart, review request, upsell emails, etc. Audience/Traffic/Ad Reporting. Set up Google Analytics. Add tracking UTMs for all paid and organic traffic sources. Analyze all conversion, traffic, and audience data to make informed decisions for future marketing initiatives. Assist in Site/Shopify enhancements (if needed).

- *Inventory*
  30.0%
  Manufacturing costs to produce our English/French and English/Spanish bilingual CPRWrap kits for international distribution.

- *Operations*
  20.0%
  We would use the funding to expand into new markets and locations within the US and other countries. We would also invest in research & development to obtain cost-efficient and greener materials.

If we raise the over allotment amount of $1,069,995.36, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  50.0%
  As the CPRWrap brand grows our marketing efforts will need to increase as we expand into multiple distribution channels such as retail, licensing, online partnerships, and channel partners.

- *Company Employment*
  40.0%
  To be more efficient as we expand our reach, we plan to bring on a full-time Sales Rep and Operations.

- *Research & Development*
  6.5%
  We don't want our brand to be a one-product company. During the invention of the human CPRWrap Kit, I invented a CPRWrap Kit for dogs. CPR products for animals is an untapped market with growth potential and with a small percentage of funding, we can produce non-working and working prototypes to test this market.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.cprwrap.com (www.cprwrap.com).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/cprwrap-inc

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR CPR Wrap, Inc.

[See attached]

CPR WRAP, INC.

FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020, AND 2019

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
CPR Wrap, Inc.
Hixson, Tennessee

We have reviewed the accompanying financial statements of CPR Wrap, Inc., which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of income, statements of equity and statements of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 7, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Belle Business Services, LLC

Belle Business Services, LLC
June 17, 2021

CPR WRAP, INC.
BALANCE SHEETS
DECEMBER 31, 2020 AND 2019
(unaudited)

ASSETS

	2020	2019
CURRENT ASSETS		
Cash and cash equivalents	$ 3,945	$ -
Inventory	20,000	20,000
TOTAL CURRENT ASSETS	23,945	20,000
OTHER ASSETS		
Due from related party	39,624	54,412
TOTAL ASSETS	$ 63,569	$ 74,412

LIABILITIES AND SHAREHOLDERS' EQUITY

	2020	2019
CURRENT LIABILITIES		
Cash overdraft	$ -	$ 2,029
Accounts payable	31,775	31,733
Accrued expenses	38	-
Note payable - current portion	16,597	19,082
Convertible notes	461,346	-
SBA - PPP loan	7,033	-
TOTAL CURRENT LIABILITIES	516,789	52,844
LONG-TERM LIABILITIES		
Note payable	-	16,597
Convertible notes	-	438,872
TOTAL LONG-TERM LIABILITIES	-	455,469
TOTAL LIABILITIES	516,789	508,313
SHAREHOLDERS' EQUITY		
Common stock, see note 6	85	85
Additional paid-in capital	(6,814)	(6,814)
Accumulated deficit	(446,491)	(427,172)
TOTAL SHAREHOLDERS' EQUITY	(453,220)	(433,901)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 63,569	$ 74,412

See independent accountant's review report and accompanying notes to financial statements.

CPR WRAP, INC.
STATEMENTS OF INCOME
DECEMBER 31, 2020 AND 2019
(unaudited)

	2020	2019
REVENUES	$ 37,368	$ 26,889
COST OF GOODS SOLD	12,263	15,312
GROSS PROFIT	25,105	11,577
OPERATING EXPENSES		
General and administrative	23,777	61,507
Payroll expenses	10,986	40,862
Professional fees	5,310	41,034
Sales and marketing	2,876	7,059
TOTAL OPERATING EXPENSES	42,949	150,462
NET OPERATING LOSS	(17,844)	(138,885)
OTHER INCOME/(EXPENSES)		
Interest expense	(22,475)	(26,450)
Other income	21,000	-
TOTAL OTHER INCOME/(EXPENSES)	(1,475)	(26,450)
NET LOSS	$ (19,319)	$ (165,335)

CPR WRAP, INC.
STATEMENTS OF EQUITY
DECEMBER 31, 2020 AND 2019
(unaudited)

	Common Stock		Additional Paid-in Capital	Contributions/ (Distributions)	Retained Earnings (Accumulated Deficit)	Total
	Shares	Amount				
BEGINNING BALANCE, JANUARY 1, 2019	-	$ -		(6,729)	$ (261,837)	$ (268,566)
Conversion of LLC to Corporation	790,000	79	(6,808)	6,729	-	$ -
Issuance of common stock in connection with convertible note	60,000	6	(6)	-	-	$ -
Net loss	-	-	-	-	(165,335)	$ (165,335)
ENDING BALANCE, DECEMBER 31, 2019	850,000	$ 85	$ (6,814)	$ -	$ (427,172)	$ (433,901)
Net loss	-	-	-	-	(19,319)	$ (19,319)
ENDING BALANCE, DECEMBER 31, 2020	850,000	$ 85	$ (6,814)	$ -	$ (446,491)	$ (453,220)

CPR WRAP, INC.
STATEMENTS OF CASH FLOWS
DECEMBER 31, 2020 AND 2019
(unaudited)

	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (19,319)	$ (165,335)
Adjustments to reconcile net income to net cash provided by operating activities:		
Conversion of LLC membership to corporate shares	-	(6,729)
(Increase) decrease in assets:		
Accounts receivable	-	100
Inventory	-	13,602
Increase (decrease) in liabilities:		
Accounts payable	42	31,733
Accrued interest on convertible notes	22,474	19,511
Accrued expenses	38	(294)
CASH PROVIDED BY (USED FOR) OPERATING ACTIVITIES	3,235	(107,412)
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of convertible notes	-	419,361
Issuance of SBA - PPP loan	7,033	-
Principal payments on long term debt	(19,082)	(242,492)
(Issuance)/Repayment of loan to shareholder	14,788	(54,412)
CASH PROVIDED BY FINANCING ACTIVITIES	2,739	122,457
NET INCREASE IN CASH	5,974	15,045
CASH AT BEGINNING OF YEAR	(2,029)	(17,074)
CASH AT END OF YEAR	$ 3,945	$ (2,029)

CASH PAID DURING THE YEAR FOR:		
INTEREST	$ -	$ -
INCOME TAXES	$ -	$ -

See independent accountant's review report and accompanying notes to financial statements.

CPR WRAP, INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2020 AND 2019
(unaudited)

1. **Summary of Significant Accounting Policies**

   The Company
   CPR Wrap, Inc. (the "Company") was incorporated in the State of Delaware on January 18, 2019. The Company previously was registered in the State of Tennessee on September 23, 2016, as The CPR Lifewrap LLC and converted to a Delaware corporation. The Company specializes in providing a convenient package that includes CPR instructions, medical grade materials, and is AED compatible.

   Going Concern
   Since Inception, the Company has relied on funds from its members and convertible notes issued to fund its operations. As of December 31, 2020, the Company will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. As of December 31, 2020, the Company is still mostly in the developmental process, with very limited revenue. The Company's ability to continue as a going concern is dependent on the Company's ability to raise short term capital, as well as the Company's ability to generate revenue from revenue producing activities.

   Fiscal Year
   The Company operates on a December 31st year-end.

   Basis of Presentation
   The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP).

   Use of Estimates
   The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

   Cash and Cash Equivalents
   The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2020 and 2019, the Company held no cash equivalents.

   Risks and Uncertainties
   The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

   The Coronavirus Disease of 2019 (COVID-19) has recently affected global markets, supply chains, employees of companies, and our communities. Specific to the Company, COVID-19 may impact various parts of its 2021 operations and financial results including shelter in place orders, material supply chain interruption, economic hardships affecting funding for the Company's operations, and affects the Company's workforce. Management believes the Company is taking appropriate actions to mitigate the negative impact. However, the full impact of COVID-19 is unknown and cannot be reasonably estimated as of December 31, 2020.

1.   <u>**Summary of Significant Accounting Policies (continued)**</u>

Inventory

Inventories are stated at the lower of standard cost (which approximates cost determined on a first-in, first-out basis) or market. At December 31, 2020 and 2019, the balance of inventory related to finished goods was $20,000 and $20,000, respectively.

Income Taxes

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company is subject to tax filing requirements as a C Corporation in the federal jurisdiction of the United States. The Company sustained net operating losses since inception. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the States of Delaware and Tennessee.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

.

1.   <u>**Summary of Significant Accounting Policies (continued)**</u>

Fair Value of Financial Instruments (continued)

Level 1   - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2   - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3   - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk
From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

Revenue Recognition
Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, the Company recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues by selling CPR kits. The Company's payments are generally collected upfront. For years ending December 31, 2020, and 2019 the Company recognized $37,368 and $26,889 in revenue, respectively.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

New Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

1.   <u>**Summary of Significant Accounting Policies (continued)**</u>

New Accounting Pronouncements (continued)

In November 2015, the FASB issued ASU (Accounting Standards Update) 2015-17, *Balance Sheet Classification of Deferred Taxes*, or ASU 2015-17. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. For all entities other than public business entities, the guidance becomes effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for all entities as of the beginning of an interim or annual reporting period. The adoption of ASU 2015-17 had no material impact on the Company's financial statements and related disclosures.

In November 2016, the FASB issued ASU 2016-18, *Statement of Cash Flows (Topic 230), Restricted Cash*, or ASU 2016-18. The amendments of ASU 2016-18 were issued to address the diversity in classification and presentation of changes in restricted cash and restricted cash equivalents on the statement of cash flows which is currently not addressed under Topic 230. ASU 2016-18 would require an entity to include amounts generally described as restricted cash and restricted cash equivalents with cash and cash equivalents when reconciling the beginning of period and end of period total amounts on the statement of cash flows. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2018 for non-public entities. Early adoption is permitted, and the standard must be applied retrospectively. The adoption of ASU 2016-18 had no material impact on the Company's financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2021 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-09, *Improvements to Employee Share-based Payment Accounting*, or ASU 2016-09. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas of simplification apply only to non-public companies. This guidance was effective on December 31, 2016 for public entities. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for an entity in any interim or annual period for which financial statements have not been issued or made available for issuance. An entity that elects early adoption must adopt all amendments in the same period. The adoption of ASU 2016-09 had no material impact on the Company's financial statements and related disclosures.

1. **Summary of Significant Accounting Policies (continued)**

    New Accounting Pronouncements (continued)
    In May 2017, the FASB issued ASU 2017-09, *Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting*, or ASU 2017-09, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2019, for both public entities and non-public entities. Early adoption is permitted. The adoption of ASU 2017-09 had no material impact on the Company's financial statements and related disclosures.

2. **Commitments and Contingencies**

    The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3. **Convertible Notes**

    During 2019, two promissory notes were issued for a total of $419,361 with 5% APRs and maturity dates in 2021. No convertible promissory notes were converted during the year ending December 31, 2020. The Company did, however, issue one note holder 60,000 shares of common stock upon signing of the convertible note.

    The Notes are automatically convertible into common stock on the completion of an equity offering of $250,000 or more ("qualified financing"). The conversion price is the lesser of 80% of the price per share of stock received by the Company in a Qualified Financing or the price per share equal to the quotient of a pre-money valuation of $3,000,000 divided by the aggregate number of shares of the Company's common stock outstanding immediately prior to the initial closing of a Qualified Financing assuming full conversion or exercise of outstanding stock options and Notes.

4. **Notes Payable**

    Debt consisted of the following at December 31, 2020 and 2019:

	2020	2019
Contract note payable; interest at 6.5% per annum, maturing in October 2021, monthly payment of $1,590, collateralized by all Company assets.	$ 16,597	$ 35,679
Less: Current portion of notes payable	16,597	19,082
Long term portion of notes payable	-	16,597

    Maturity of the note payable is as follows:

December 31, 2021	$ 16,597	
	$ 16,597	

CPR WRAP, INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2020 AND 2019
(unaudited)

5.   **SBA PPP Loan**

In 2020, the Company received loan proceeds of $7,033 under the Paycheck Protection Program ("PPP"). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act, provides for loans to qualifying businesses for amounts up to 2.5 times the average monthly payroll expenses of the qualifying business. The PPP Loan and accrued interest are forgivable after twenty-four weeks, as long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness will be reduced if the borrower terminates employees or reduces salaries during twenty-four-week period.

The PPP Loan is evidenced by a promissory note, between the Company, as Borrower, and The Small Business Association., as Lender. The interest rate on the Note is 1% per annum, with interest accruing on the unpaid principal balance computed on the basis of the actual number of days elapsed in a year of 360 days. No payments of principal or interest are due during the six-month period beginning on the date of the Note.

As noted above, the principal and accrued interest under the Note evidencing the PPP Loan are forgivable after twenty-four weeks as long the Company has used the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness will be reduced if the Company terminates employees or reduces salaries during the twenty-four-week period. The Company used the proceeds for purposes consistent with the PPP loan. In order to obtain full or partial forgiveness of the PPP Loan, the Company must request forgiveness and must provide satisfactory documentation in accordance with applicable Small Business Administration ("SBA") guidelines. Interest payable on the Note may be forgiven only if the SBA agrees to pay such interest on the forgiven principal amount of the Note. The Company will be obligated to repay any portion of the principal amount of the Note that is not forgiven, together with interest accrued and accruing thereon at the rate set forth above, until such unforgiven portion is paid in full.

As of December 31, 2020, the Company believes that the PPP funds were used appropriately for all funds to be forgiven once the SBA processes the loan forgiveness application.

6.   **Equity**

Common Stock
Under the articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is 2,000,000 shares, at $0.0001 par value per share. As of December 31, 2020, and 2019, 850,000 shares have been issued and are outstanding.

Equity Incentive
The Company's 2019 Equity Plan (the Plan), which is shareholder approved, permits the grant of share options and shares to its employees, advisors and subcontractors for up to 150,000 shares of common stock. The Company believes that such awards better align the interests of its employees, advisors and subcontractors with those of its shareholders. Option awards are generally granted with an exercise price equal to the market price of the Company's stock at the date of grant; those option awards generally vest based on four years of continuous service and

6.   Equity (continued)

   Equity Incentive (continued)
   have 10-year contractual terms. Share awards generally vest over four years. Certain option and share awards provide for accelerated vesting if there is a change in control, as defined in the Plan. As of December 31, 2020, no shares have been issued under the Plan.

7.   Going Concern

   These financial statements are prepared on a going concern basis. The Company registered on January 18, 2019, and has established a presence and operations in the United States. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

8.   Subsequent Events

   Repurchase and Issuance of Common Stock
   In March 2021, the Company repurchased 390,000 shares of common stock from an investor. Additionally, in March 2021, the Company issued an additional 154,913 shares of common stock. In April 2021, the Company issued an additional 8,333 shares of common stock. As of June 17, 2021, 623,246 shares of common stock are outstanding. A total of 226,754 shares are currently being held as treasury stock by the Company.

   Promissory Note Secured by Pledge of Stock
   In March 2021, the Company loaned a related party $350,001, secured by 516,667 shares of the Company's common stock in the Company. The loan bears 0.62% interest. The principal and accrued interest is due in March 2030. Minimum monthly payments of interest only ($181) are due monthly, with the remainder due at maturity.

   Crowdfunding Offering
   The Company is offering (the "Crowdfunded Offering") up to $1,070,000 in common stock at $3.00 per share. The Company is attempting to raise a minimum amount of $500,000 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C.

   The Crowdfunded Offering is being made through StartEngine Capital, LLC (the "Intermediary"). The Intermediary will be entitled to receive a 7% commission fee and 2% of the securities issued in this offering.

   Managements Evaluation
   The Company has evaluated subsequent events through June 17, 2021, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

<u>Overview Section Video</u>

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STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.